DELTRON, INC.

Sabana Oeste, Restaurante Princessa Marina,

200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras,

San Jose, Republica de Costa Rica

September 8, 2009

VIA EDGAR CORRESPONDENCE ONLY

Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

Re:

Deltron, Inc.

Item 4.01 Form 8-K

Filed August 11, 2009

Item 4.01 Form 8-K/A

Filed August 20, 2009

Item 4.01 Form 8-K/A

Filed September 3, 2009

File No. 333-130197

Dear Ms. Van Doorn:

This letter is in response to your comment letter (the “Comment Letter”) dated September 1, 2009, with regard to Moore & Associates, Charted (“Moore”).  The Company has reviewed the information provided in the Comment Letter and has accordingly revised its disclosures made in the Current Report on Form 8K, originally filed August 11, 2009.

As reported in our Form 8K filed August 11, 2009, the Company has engaged the services of Seale and Beers, CPAs (“Seale & Beers”) as its independent accountant.  The Company plans to engage Seale & Beers to re-audit the financial statements for the period ended September 30, 2008, in conjunction with the audit for the period ending September 30, 2009.

Please contact either this office, or the Company’s attorney, James B. Parsons at 425-451-8036, with any additional questions or concerns.  Thank you in advance for your courtesies.

DELTRON, INC.

/s/ Randall Fernandez

_____________________

Randall Fernandez, President